SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2019

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Full Year and 4th Quarter 2018 Earnings Presentation.

FULL YEAR & 4th QUARTER 2018 EARNINGS WEBCAST March 8th, 2019

Safe harbor statement under the US Private Securities Litigation Reform Act of 1995. This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict. YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur. Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized. These materials do not constitute an offer to sell or the solicitation of any offer to buy any securities of YPF S.A. in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities and Exchange Commission or an exemption from such registration. Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this presentation, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-12102 available on the SEC website www.sec.gov. Our estimates of EURs, included in our Development Costs, are by their nature more speculative than estimates of proved, probable and possible reserves and accordingly are subject to substantially greater risk of being actually realized, particularly in areas or zones where there has been limited history. Actual locations drilled and quantities that may be ultimately recovered from our concessions will differ substantially. Ultimate recoveries will be dependent upon numerous factors including actual encountered geological conditions and the impact of future oil and gas pricing. IMPORTANT NOTICE

Strong macro during first half of the year before FX crisis severely affected the economy Closure of capital markets for Argentina Export taxes imposed on all products and services Increase in international crude oil prices Local prices of fuels, natural gas for residential use and crude oil affected by devaluation; catch up towards the end of the year Natural gas market disrupted with new supply; insufficient off-peak demand. THE ARGENTINE CONTEXT

YPF 2018 MILESTONES UPSTREAM Substantial progress in Vaca Muerta: production increase, reduction in development and lifting cost, new infrastructure, FIDs that provide the basis for acceleration of shale oil production growth Organic increase in reserves New organization rolled out to improve execution in conventional production; focus in secondary recovery and EOR Started shift away from natural gas development

5 YPF 2018 MILESTONES (cont.) DOWSTREAM Higher sales of gasoline and diesel despite economic downturn Increased prices periodically to close gap with import parity; Acquisition of Oil Combustibles´ assets, allowing logistics efficiencies GAS & POWER Executed short term drivers to create new demand: FLNG and exports to Chile Closed capitalization of YPF Luz and business plan is in full execution FINANCIAL Strong results despite macro challenges; focus on cashflow generation and solid capital structure Declaring dividend of ~100 MUSD

TOTAL IFR # of people injured for each million hours worked 2008 - 2018 SAFETY AND SUSTAINABILITY AS CORE VALUES 8 DOW JONES SUSTAINABILITY INDEX (1) Oil & Gas Upstream & Integrated Industry 9 YPF score by RobecoSAM DJSI OGX Industry Average YPF is not part of the Dow Jones Sustainability Index. YPF was assessed by RobecoSAM for the first time in 2018 using the DJSI criteria

7 CREATING A LEANER AND MODERN COMPANY TRANSFORMATION STRATEGY 15 2018 MAIN INITIATIVES key people fully dedicated +1,000 people with transformation objectives 130 company projects 66 critical projects Real time well data analysis: implemented in +50% of the wells Efficiency in proppants value chain: 30% reduction in proppants costs achieved Ground fleet optimization Focus on customer journey New digital relationship with customers and suppliers Agile implementations in IT and Supply Chain

FULL YEAR 2018 Financial highlights Operating cash flow of Ps 125.1 billion (+73.8%) Revenues of Ps 435.8 billion (+72.4%) Adj. EBITDA(1) of Ps 133.5 billion (+99.9%) Recurring Adj. EBITDA(1) of Ps 121.5 billion (+82.0%) CAPEX of Ps 95.4 billion (+64.4%) Hydrocarbon production down 4.5% Proved reserves up 16.2%; RRR 178%(2) (1) See description of Adj. EBITDA in footnote (2) on page 19 8 (2) RRR = Reserve Replacement Ratio

ORGANIC INCREASE IN RESERVES Reserve Replacement Ratio 178% Shale P1 reserves representing 19% of total reserves

PRODUCTION BREAKDOWN (KBOE/D) TOTAL PRODUCTION (KBOE/D) TOTAL PRODUCTION DECREASED BY 4.5% DRIVEN BY NATURAL GAS CURTAILMENTS Conventionals Shale + Tight

SHALE OIL DEVELOPMENT COST - LOMA CAMPANA (USD/BOE) NET SHALE O&G PRODUCTION(1) (KBOE/D) Total production (Loma Campana + El Orejano + Bandurria Sur + La Amarga Chica + Bajada de Añelo + Aguada Pichana Oeste + Rincón del Mangrullo + Loma La Lata – Sierra Barrosa + Aguada de la Arena + Aguada Pichana Este + Lindero Atravesado + San Roque + La Ribera Bloque I & II). +57.0% SHALE OIL OPEX COST - LOMA CAMPANA (USD/BOE) STRONG INCREASE IN NET SHALE PRODUCTION COMBINED WITH COST REDUCTIONS 676 PRODUCING WELLS 80 NEW WELLS IN 2018 12 ACTIVE RIGS Dec ‘18 72

TYPE WELL A KBBL AVERAGE CUMULATIVE OIL PRODUCTION KBBL LOMA CAMPANA CONTINUOUSLY INCREASING WELL PRODUCTIVITY Type Well A – 2,500 m 1,036 EUR OIL KBBL 27 EUR GAS Mm3 TYPE WELL B KBBL Type Well B – 2,500 m 744 EUR OIL KBBL 15 EUR GAS Mm3 35% increase in EUR 40% increase in IP 270

WE ARE EXPANDING THE CURRENT SHALE OIL DEVELOPMENT HUB SIZE WITH 3 FIDs (1) Estimated LOMA CAMPANA-Ph2 ~4 ~40 ~59 ~670 LA AMARGA CHICA ~4 ~39 ~22 ~560 BANDURRIA SUR ~3 ~8 ~10 ~290 DEDICATED RIGS (1) NEW PRODUCING WELLS IN 2019 (1) GROSS PRODUCTION Dec-2019 (1) (KBOE/D) GROSS CAPEX 2019 (1) (MUSD)

2018 GAS REALIZATION PRICE USD/MMBTU Estimate vs. Actual 2018 NATURAL GAS PRODUCTION Mm3/d GAS PRODUCTION, RESTRICTIONS AND PRICE

CRUDE PROCESSED (KBBL/D) -3.2% SALES OF REFINED PRODUCTS (KM 3) +0.7% +3.7% +4.5% DOMESTIC SALES OF MOST PRODUCTS INCREASED; CRUDE PROCESSED DECREASED DUE TO SCHEDULED MAINTENANCE STOPPAGES

MONTHLY DIESEL SALES (KM3) MONTHLY GASOLINE SALES (KM3) 55.1% Gasoline Market Share 2017 56.7% Diesel Market Share 2017 56.0% 2018 59.2% 2018 54.8% 2016 56.1% 2016 +4.5% +3.7% GASOLINE AND DIESEL VOLUMES UP 3.7% AND 4.5%

FUELS BLENDED PRICE VS IMPORT PARITY(1) (% VARIATION) Import parity includes international reference price for heating oil, RBOB and biofuels, each of them weighted by sales volumes of our regular and premium diesel and gasoline. Fuels blended prices and Import Parity prices based on monthly average prices. GRADUAL ADJUSTMENTS IN FUEL PRICES TO BRIDGE GAP WITH IMPORT PARITY

F.O.B. REFINERY/TERMINAL PRICE (2) USD/BBL DOWNSTREAM ADJUSTED EBITDA(1) Excluding inventory revaluation (USD per refined barrel) CRUDE OIL PRICES USD/BBL Amounts in Argentine Pesos converted to USD using the applicable FX rate on the date in which revenues and expenses were recognized. Please note that these figures may differ from the EBITDA expressed in USD that is disclosed in table 5.5 of YPF’s Annual Consolidated Results report. Net of commissions, deductions, freights, turnover tax and other taxes. DOWNSTREAM MARGIN RESILIENCE IN A CONTEXT OF COMBINED CURRENCY DEVALUATION AND OIL PRICE INCREASE

REVENUES (1) (In Millions of USD) The calculation of the annual financial figures in U.S. dollars is derived from the sum of the calculation of the quarterly financial results expressed in Argentine pesos using the average exchange rate for each period. Recurring Adjusted EBITDA = Operating income + Depreciation and impairment of property, plant and equipment and intangible assets + Amortization of intangible assets + unproductive exploratory drillings. 2018 figure excludes the profit by revaluation of YPF S.A.'s investment in YPF Energía Eléctrica (YPF EE) for Ps 12.0 billion. RECURRING ADJ. EBITDA (1) (2) (In Millions of USD) CAPEX (1) (In Millions of USD) +1.7% +8.8% -4.3% INCREASE IN ANNUAL REVENUES AND ADJUSTED EBITDA

REVENUES (1) (In Millions of USD) YPF financial statement based on IFRS converted to USD using average exchange rate of Ps 17.51 and Ps 37.01 per U.S $1.00 for Q4 2017 and Q4 2018, respectively. Recurring Adjusted EBITDA = Operating income + Depreciation and impairment of property, plant and equipment and intangible assets + Amortization of intangible assets + unproductive exploratory drillings. 2018 figure excludes the profit by revaluation of YPF S.A.'s investment in YPF Energía Eléctrica (YPF EE) for Ps 12.0 billion. RECURRING ADJ. EBITDA (1) (2) (In Millions of USD) CAPEX (1) (In Millions of USD) -0.9% +0.1% -6.3% Q4 2018 RESULTS IN LINE WITH Q4 2017; MARGINS REMAINED STABLE

ADJ. EBITDA (In Billions of PS) Includes depreciation and impairment of property, plant and equipment and intangible assets and amortization of intangible assets and unproductive exploratory drillings. 2018 figure excludes the profit by revaluation of YPF S.A.'s investment in YPF Energía Eléctrica (YPF EE) for Ps 12.0 billion. (1) (1) HIGHER CRUDE OIL PRICES AND LOWER COSTS IN THE UPSTREAM BUSINESS BOOSTED ADJUSTED EBITDA IN 2018

CONSOLIDATED STATEMENT OF ADJUSTED CASH FLOW (In Billions of PS) FREE CASH FLOW (1) (Cumulative, In Billions of PS) Cumulative Free Cash Flow = Cash Flow from Operations minus CAPEX. POSITIVE FREE CASH FLOW DRIVEN BY STRONG CASH GENERATION

FINANCIAL DEBT AMORTIZATION SCHEDULE (1) (2) (In Millions of USD) As of December 31, 2018. Converted to USD using the December 31, 2018 exchange rate of Ps 37.60 to U.S $1.00. Includes cash & equivalents, including Argentine sovereign bonds BONAR 2020 and BONAR 2021. Net debt to Recurring LTM Adj. EBITDA calculated in USD. Net debt at period end exchange rate of Ps 37.60 to U.S $1.00 and Recurring LTM Adj. EBITDA calculated as sum of quarters. Recurring LTM Adj. EBITDA = Adjusted EBITDA excluding the profit by revaluation of YPF S.A.'s investment in YPF Energía Eléctrica (YPF EE) for Ps 12.0 billion in Q1 2018. USD denominated debt Peso denominated debt 90% denominated in USD and 10% in Argentine Pesos Average interest rates of 7.37% in USD and 44.71% in Pesos Average life of 6.3 years Net Debt /Recurring LTM Adj. EBITDA 1.7x (3)(4)(5) (3) DETAILS STRONG CASH POSITION TO COVER SHORT TERM MATURITIES

Outlook Year 2019 Continue improving safety track record; sustainability as a core value Focus on shale oil to accelerate growth based on outstanding 2018 results Secondary recovery turn around and massive deployment of EOR Shale gas development slow down; production to match demand while we create long term demand growth Maintain healthy downstream margins; leverage our unique brand and footprint Transformation initiatives to create a leaner and modern company 2019 Guidance at current Brent prices: EBITDA close to flat, Capex of $3.5/$4.0bn, Production -2/-3%, Net Debt/EBITDA 1.7x

FY18 & 4th Quarter Earnings Webcast Questions and answers

FULL YEAR & 4th QUARTER 2018 EARNINGS WEBCAST March 8th, 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 8, 2019	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer